03 JUL 14 AM 7:21



Rule 12g3-2(b) File No. 825109

30 June 2003



03024502

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 7/14

Notice Of Changes In Director's Interests In Related Company

Name of director:	Wong Kok Siew
Date of notice to company:	30/06/2003
Date of change of interest:	26/06/2003
Name of registered holder:	Wong Kok Siew
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Purchase of shares in Singapore Technologies Engineering Ltd, a related company

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.72
No. of shares held before the transaction:	15,137
% of issued share capital:	0
No. of shares held after the transaction:	25,137
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	15,137
% of issued share capital:	0	0
No. of shares held after the transaction:	0	25,137
% of issued share capital:	0	0
Total shares:	0	25,137

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 30/06/2003 to the SGX

03 JUL 14 AM 7:21


SembCorp
Industries

Rule 12g3-2(b) File No. 825109

1 July 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

Enclosure

BOARD OF DIRECTORS

SembCorp Industries wishes to announce that Mr Chumpol NaLamlieng has stepped down as Director of the Company from July 1, 2003. Mr NaLamlieng has been serving on the Board since February 2000.

The Chairman and Directors thank Mr NaLamlieng for his invaluable contributions to SembCorp Industries.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
July 1, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 01/07/2003 to the SGX

SembCorp Industries establishes in-house treasury unit- SembCorp Financial Services

SembCorp Industries wishes to announce that it had set up a new wholly-owned subsidiary, SembCorp Financial Services Pte Ltd to serve the treasury needs of the SembCorp Industries Group.

SembCorp Financial Services' activities will include cash management services, funding and foreign exchange transactions.

The authorised and paid-up capital of SembCorp Financial Services is 10 million ordinary shares of S$1 each and 3 million ordinary shares respectively.

BY ORDER OF THE BOARD OF DIRECTORS

Linda Hoon Siew Kin

Group Company Secretary
July 1, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 01/07/2003 to the SGX